Exhibit 19









                                   1st
                                 FRANKLIN
                                FINANCIAL
                               CORPORATION



                                QUARTERLY
                           REPORT TO INVESTORS
                                 FOR THE
                             SIX MONTHS ENDED
                              JUNE 30, 2000

                           MANAGEMENT'S LETTER

Financial Condition:
-------------------
     Increases in investment securities held by the Company's insurance subsidiaries was the primary factor responsible for the $3.9 million (2%) growth in total assets during the six months ended June 30, 2000. Management deposits surplus working capital generated from the credit insurance business into investment securities in an attempt to maximize yields.

     The decline in net receivables (gross receivables less unearned finance charges) during the first quarter of 2000 was reversed during the quarter just ended as loan originations rose enabling the Company to record a slight increase in its net loan portfolio during the six month period ended June 30, 2000. As the year progresses, Management projects loan originations to continue to rise following the cyclical pattern of previous years.

     Cash and cash equivalents declined $1.3 million (23%) during the six month period just ended as compared to the prior year-end mainly due to the upswing in loan activity and investment activity and the funding requirements associated therewith. Disbursement of the prior year's accrued incentive bonus and the Company's annual contribution to the employee profit sharing plan also contributed to the decrease in cash reserves. (These disbursements also resulted in other liabilities decreasing $1.8 million or 13%.)

Results of Operations:
---------------------
     Results of operations for the quarter ended June 30, 2000 closely paralleled the performance for the six months just ended; therefore, the discussion which follows will cover the six month period as a whole. The discussion will not encompass a separate analysis of the quarterly performance unless otherwise noted.

     During the first half of 2000, the Company generated $39.1 million in total revenues as compared to $34.5 million during the first half of 1999. Although revenues were higher, net earnings were $0.4 million (18%) lower during the quarter ended June 30, 2000 as compared to the same quarter in 1999 and $0.5 million (12%) lower for the six month comparable periods. The decline in net income is due to higher loan losses and higher operating expenses as described later in this discussion.

     Net interest income (the difference between interest income on loans and investments and interest expense on debt) rose $2.4 million (12%) during the six months just ended as compared to the same period a year ago as a result of higher levels of average net receivables outstanding. Average net receivables grew to $175.5 million at June 30, 2000 as compared to $156.1 million at June 30, 1999. Recent increases in interest rates have not yet had a material impact on net interest income. Interest expense increased $0.3 million during the first half of 2000 mainly due to higher average debt outstanding. Management, however, projects that the increase in interest rates and the possibility of additional interest rate increases may result in a more material impact on the net interest margin during the remainder of the year.

     Net insurance income increased $1.2 million (14%) during the six months just ended as compared to the same period a year ago. Changes in insurance earnings generally correspond to changes in the level of average net receivables outstanding. As net receivables increase, the Company typically sees an increase in customers requesting credit insurance, thereby leading to higher levels of insurance in-force.

     The Company owns a life insurance policy on one of its executive officers. During the current year, the insurance company which wrote the policy converted from a mutual company to a stock company. This conversion resulted in ordinary income of approximately $0.1 million, which was the primary cause of the $0.1 million (55%) increase in other revenues.

     The Company's loan loss provision increased $0.6 million (20%) during the current year as compared to the same six month period ended June 30, 1999 due to higher net charge-offs. Net charge-offs rose $0.7 million (27%) during the current year as compared to the first half of 1999. Delinquent accounts 60 days and more past due increased to 7.4% of net receivables at June 30, 2000 as compared to 6.6% at prior year-end. Rising delinquencies are a concern and the Company intends to hire additional branch staff to concentrate on
collection of past due accounts.   Management continually reviews its
delinquency position with respect to the total loan portfolio and believes it uses the best information available in setting the loan loss reserve. Future adjustments to the allowance for loan losses will be made when deemed necessary by Managment.

     Merit salary increases effective January 1, 2000 and increases in accruals for incentive bonuses were factors responsible for the $2.6 million (21%) increase in personnel expense. Medical claims incurred by the Company's self-insured employee health plan rose significantly during the current year which also added to the increase in personnel expense.

     Eleven new branch offices have been opened since the quarter ended June 30, 1999. The rent, utilities, telephone and maintenance associated with these new offices caused occupancy expense to increase $0.3 million or 10% during the six months just ended.

     Other operating expenses increased $0.7 million (15%) during the first half of 2000 as compared to the first half of 1999. The increase was primarily due to higher advertising expenditures, computer expenses, insurance premiums, travel costs, stationary and supplies and various state taxes and licenses.

     Effective income tax rates were 20.0% and 15.7% for the quarters ended June 30, 2000 and 1999 and 17.6% and 15.1% for the six months ended June 30, 2000 and 1999, respectively. Income taxes during the periods reflect only the taxes of the Company's insurance subsidiaries which are not S corporations for income tax reporting purposes. Federal and state income taxes generated by the S corporation are paid by the shareholders, except in states which do not recognize S corporation status. Certain tax benefits provided by law to life insurance companies substantially reduce the life insurance subsidiary's effective tax rate and thus decreases the Company's general tax rate below statutory rates. Investments in tax exempt securities by the Company'sproperty and casualty insurance subsidiary also decreases the effective tax rate.

Market Risk:
-----------
     There has been no material change in the Company's market risk since December 31, 1999. Recent volatility in interest rates may, however, have a negative impact on the Company's net interest margin during the remainder of 2000 if Management has to raise rates paid on its debt securities to remain competitive in the market place

Liquidity:
---------
     Liquidity requirements of the Company are financed through the collection of receivables and through the issuance of public debt securities. Continued liquidity of the Company is therefore dependent on the collection of its receivables and the sale of debt securities that meet the investment requirements of the public. In addition to the securities program, the Company has two external sources of funds through the use of two Credit Agreements. One agreement provides for available borrowing of $21.0 million. Available borrowings were $18.3 million at June 30, 2000 and $20.0 at December 31, 1999, relating to this agreement. Another agreement provides for an additional $2.0 million for general operating purposes. Available borrowings under this agreement were $2.0 million at June 30, 2000 and December 31, 1999.

Year 2000 Readiness Disclosure:
------------------------------
     The Company has not experienced any material malfunctions or errors in its operations or business systems with regard to the Year 2000 issues ("Y2K"). Based on operations since January 1, 2000, Management does not foresee any significant impact on its on-going business as a result of Y2K. However, it is possible that the full impact of the date change, which was of concern due to computer programs that use two digits instead of four digits to define years, has not been fully recognized. Any problems which might occur are expected to be minor and correctable. Management continues to monitor applications of the Company and third party suppliers.

     Expenses related to Year 2000 readiness during the six months just ended were $9,033. No additional expenses are budgeted for the remainder of the year.

Forward Looking Statements:
--------------------------
     Certain information in the previous discussion and other statements contained in the Quarterly Report which are not historical facts may be forward-looking statements that involve risks and uncertainties. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein. Possible factors which could cause future results to differ from expectations are, but not limited to, adverse economic conditions including the interest rate environment, federal and state regulatory changes, unfavorable outcome of litigation, Year 2000 issues and other factors referenced elsewhere.

                     1st FRANKLIN FINANCIAL CORPORATION
              CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

                                                    June 30,     December 31,
                                                      2000           1999
                                                  ------------   ------------
                                                   (Unaudited)     (Audited)

                              ASSETS

CASH AND CASH EQUIVALENTS. . . . . . . . . . . .  $  4,581,119   $  5,914,535
                                                  ------------   ------------

LOANS, net . . . . . . . . . . . . . . . . . . .   156,781,695    156,124,333
                                                  ------------   ------------

INVESTMENT SECURITIES:
   Available for Sale, at fair market value. . .    51,900,266     47,127,780
   Held to Maturity, at amortized cost . . . . .     6,216,934      6,734,286
                                                  ------------   ------------
                                                    58,117,200     53,862,066
                                                  ------------   ------------

OTHER ASSETS . . . . . . . . . . . . . . . . . .    11,525,221     11,237,126
                                                  ------------   ------------

           TOTAL ASSETS. . . . . . . . . . . . .  $231,005,235   $227,138,060
                                                  ============   ============


                    LIABILITIES  AND STOCKHOLDERS' EQUITY

SENIOR DEBT. . . . . . . . . . . . . . . . . . .  $114,337,767   $113,889,641
OTHER LIABILITIES. . . . . . . . . . . . . . . .    11,681,283     13,461,731
SUBORDINATED DEBT. . . . . . . . . . . . . . . .    37,769,102     35,246,639
                                                  ------------   ------------
       Total Liabilities . . . . . . . . . . . .   163,788,152    162,598,011
                                                  ------------   ------------

STOCKHOLDERS' EQUITY:
   Preferred Stock; $100 par value . . . . . . .            --             --
   Common Stock. . . . . . . . . . . . . . . . .       170,000        170,000
   Accumulated Other Comprehensive Loss. . . . .      (712,542)      (780,772)
   Retained Earnings . . . . . . . . . . . . . .    67,759,625     65,150,821
                                                  ------------   ------------
       Total Stockholders' Equity. . . . . . . .    67,217,083     64,540,049
                                                  ------------   ------------
            TOTAL LIABILITIES AND
                 STOCKHOLDERS' EQUITY. . . . . .  $231,005,235   $227,138,060
                                                  ============   ============


       The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                          1st FRANKLIN FINANCIAL CORPORATION

               CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

                                         Quarter Ended            Six Months Ended
                                            June 30                     June 30
                                   ------------------------   ------------------------
                                          (Unaudited)                 (Unaudited)
                                       2000         1999          2000         1999
                                   -----------  -----------   -----------  -----------
INTEREST INCOME. . . . . . . . . . $13,488,553  $12,298,857   $27,024,779  $24,305,147

INTEREST EXPENSE . . . . . . . . .   2,429,103    2,231,021     4,749,154    4,417,617
                                   -----------  -----------   -----------  -----------
NET INTEREST INCOME. . . . . . . .  11,059,450   10,067,836    22,275,625   19,887,530

  Provision for Loan Losses. . . .   2,160,809    1,912,668     3,474,600    2,886,478
                                   -----------  -----------   -----------  -----------
NET INTEREST INCOME AFTER
  PROVISION FOR LOAN LOSSES. . . .   8,898,641    8,155,168    18,801,025   17,001,052
                                   -----------  -----------   -----------  -----------

NET INSURANCE INCOME . . . . . . .   4,661,364    4,106,082     9,278,008    8,117,354
                                   -----------  -----------   -----------  -----------

OTHER REVENUE. . . . . . . . . . .     269,432      128,735       405,639      262,529
                                   -----------  -----------   -----------  -----------
OTHER OPERATING EXPENSES:
  Personnel Expense. . . . . . . .   7,230,932    5,912,703    14,664,824   12,081,668
  Occupancy. . . . . . . . . . . .   1,511,728    1,379,205     3,025,328    2,747,374
  Other. . . . . . . . . . . . . .   2,786,742    2,442,220     5,668,866    4,931,953
                                   -----------  -----------   -----------  -----------
    Total. . . . . . . . . . . . .  11,529,402    9,734,128    23,359,018   19,760,995
                                   -----------  -----------   -----------  -----------

INCOME BEFORE INCOME TAXES . . . .   2,300,035    2,655,857     5,125,654    5,619,940

  Provision for Income Taxes . . .     460,400      416,488       903,086      847,870
                                   -----------  -----------   -----------  -----------
NET INCOME . . . . . . . . . . . .   1,839,635    2,239,369     4,222,568    4,772,070

RETAINED EARNINGS, beginning
  of period. . . . . . . . . . . .  67,032,990   63,170,069    65,150,821   60,637,368

  Distributions on Common Stock. .   1,113,000    2,238,794     1,613,764    2,238,794
                                   -----------  -----------   -----------  -----------
RETAINED EARNINGS, end of period . $67,759,625  $63,170,644   $67,759,625  $63,170,644
                                   ===========  ===========   ===========  ===========
BASIC EARNINGS PER SHARE:
  Voting Common Stock; 1,700
    Shares outstanding
    all periods. . . . . . . . . .      $10.82       $13.17        $24.84       $28.07
                                        ======       ======        ======       ======
  Non-Voting Common Stock;
    168,300 Shares outstanding
    all periods. . . . . . . . . .      $10.82       $13.17        $24.84       $28.07
                                        ======       ======        ======       ======
</TABLE
      The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                          1st FRANKLIN FINANCIAL CORPORATION

                         CONSOLIDATED STATEMENTS OF CASH FLOWS

                   Increase (Decrease) in Cash and Cash Equivalents

                                                         Six Months Ended
                                                              June 30
                                                    -------------------------
                                                            (Unaudited)
                                                        2000          1999
                                                    -----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income . . . . . . . . . . . . . . . . . . .  $ 4,222,568   $ 4,772,070
    Adjustments to reconcile net income
    to net cash provided by operating activities:
      Provision for Loan Losses. . . . . . . . . .    3,474,600     2,886,478
      Depreciation and Amortization. . . . . . . .      624,965       610,612
      Deferred Income Taxes. . . . . . . . . . . .      130,852        75,905
      Other, net . . . . . . . . . . . . . . . . .      (63,086)       87,429
      Increase in Miscellaneous assets . . . . . .     (554,016)     (477,596)
      Decrease in Accounts Payable and
        Accrued Expenses . . . . . . . . . . . . .   (1,937,820)   (1,266,700)
                                                    -----------   -----------
          Net Cash Provided. . . . . . . . . . . .    5,898,063     6,688,198
                                                    -----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Loans Originated or purchased. . . . . . . . . .  (66,244,811)  (61,719,130)
  Loan Payments. . . . . . . . . . . . . . . . . .   62,112,849    55,127,886
  Purchases of marketable debt securities. . . . .   (6,188,092)  (14,554,183)
  Principal payments on securities . . . . . . . .      331,850       285,551
  Sales of marketable securities . . . . . . . . .           --            --
  Redemptions of securities  . . . . . . . . . . .    1,760,000     4,530,000
  Other, net . . . . . . . . . . . . . . . . . . .     (360,100)     (441,007)
                                                    -----------   -----------
          Net Cash Used. . . . . . . . . . . . . .   (8,588,304)  (16,770,883)
                                                    -----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase in Senior Debt. . . . . . . . . . . . .      448,126    10,702,825
  Subordinated Debt Issued . . . . . . . . . . . .    5,167,053     3,373,178
  Subordinated Debt redeemed . . . . . . . . . . .   (2,644,590)   (5,046,491)
  Distributions Paid . . . . . . . . . . . . . . .   (1,613,764)   (2,238,794)
                                                    -----------   -----------
          Net Cash Provided. . . . . . . . . . . .    1,356,825     6,790,718
                                                    -----------   -----------
NET DECREASE IN CASH
  AND CASH EQUIVALENTS . . . . . . . . . . . . . .   (1,333,416)   (3,291,967)

CASH AND CASH EQUIVALENTS, beginning . . . . . . .    5,914,535    20,111,678
                                                    -----------   -----------
CASH AND CASH EQUIVALENTS, ending. . . . . . . . .  $ 4,581,119   $16,819,711
                                                    ===========   ===========

Cash Paid during the period for:  Interest . . . .  $ 4,518,142   $ 4,320,174
                                  Income Taxes . .      937,250       914,743

      The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                                    -NOTES-

1.  The accompanying interim financial information of 1st Franklin Financial
    Corporation and subsidiaries (the Company) should be read in conjunction with the annual financial statements and notes thereto as of December 31, 1999 and for the years then ended included in the Company's December 31, 1999 Annual Report.

2. In the opinion of Management of the Company, the accompanying consolidated financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the Company's financial position as of June 30, 2000 and December 31, 1999 and the results of its operations and its cash flows for the six months ended
    June 2000 and 1999. While certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange
    Commission, the Company believes that the disclosures herein are adequate to make the information presented not misleading.

3. The results of operations for the six months ended June 30, 2000 are not necessarily indicative of the results to be expected for the full fiscal year.

4. The computation of Earnings per Share is self-evident from the Consolidated Statement of Income and Retained Earnings.

5.  In 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive
    Income". The Company had comprehensive income, which is comprised of net income and unrealized gains or losses on securities held as available for sale, of $2,025,930 and $1,523,119 for the quarters ended June 30, 2000 and 1999 and $4,290,798 and $3,833,973 for the six month comparable periods, respectively.

6. The following tables summarize assets, revenues and profit by business segment. A reconcilement to consolidated net income is also provided.
    All segment revenues result from transactions with third parties. There has been no differences from the 1999 Annual Report from the basis of segmentation or the basis of measurement of segment profit.

                                  Division    Division   Division
                                      I          II         III        Total
                                  --------    --------   --------    --------
                                                 (In Thousands)
 Segment Revenues:
    Three Months ended 6/30/00. . $  5,664    $  5,906    $ 6,123    $ 17,693
    Three Months ended 6/30/99. .    4,886       5,305      5,515      15,706
    Six Months ended 6/30/00. . .   11,330      11,906     12,487      35,723
    Six Months ended 6/30/99. . .    9,684      10,703     10,975      31,362

 Segment Profit:
    Three Months ended 6/30/00. . $  2,103    $  2,344    $ 1,446    $  5,893
    Three Months ended 6/30/99. .    1,771       2,129      1,701       5,601
    Six Months ended 6/30/00. . .    4,161       4,908      3,359      12,428
    Six Months ended 6/30/99. . .    3,489       4,410      3,462      11,361

 Segment Assets:
    6/30/00 . . . . . . . . . . . $ 91,475    $102,723    $40,836    $235,034
    6/30/99 . . . . . . . . . . .   85,541      96,385     39,474     221,400

                                  3 Months    3 Months   6 Months    6 Months
                                    Ended       Ended      Ended       Ended
                                   6/30/00     6/30/99    6/30/00     6/30/99
                                  --------    --------   --------    --------
 Reconcilement                                    (In Thousands)
    Profit:
      Profit per segments . . . . $  5,893    $  5,601    $12,428    $ 11,361
      Corporate earnings
        not allocated . . . . . .      725         827        985       1,323
      Corporate expenses
        not allocated . . . . . .   (4,318)     (3,773)    (8,287)     (7,064)
      Income taxes not
        allocated . . . . . . . .     (460)       (416)      (903)       (848)
                                  --------    --------    -------    --------
                                  $  1,840    $  2,239    $ 4,223    $  4,772
                                  ========    ========    =======    ========

                                BRANCH OPERATIONS
                                -----------------

          Isabel Vickery Youngblood . . . . . . . Senior Vice President
          A. Jarrell Coffee . . . . . . . . . . . Vice President
          Jack R. Coker . . . . . . . . . . . . . Vice President

          Robert J. Canfield. . . . . . . . . . . Area Vice President
          J. Michael Culpepper. . . . . . . . . . Area Vice President
          Ronald F. Morrow. . . . . . . . . . . . Area Vice President

                                  SUPERVISORS
                                  -----------
Bryan Cook          Bruce Hooper      Dianne Moore       Henrietta Reathford
Regina Bond         Janice Hyde       Harriet Moss       Tami Settlemyer
Ronald Byerly       Judy Landon       Mike Olive         Timothy Schmotz
Donald Carter       Jeff Lee          Melvin Osley       Gaines Snow
Donald Floyd        Tommy Lennon      Dale Palmer        Marc Thomas
Renee Hebert        Mike Lyles        Darryl Parker      Jason Yates
Jack Hobgood        Brian McSwain     Hilda Phillips

                                    OFFICES
                                    -------
Alabama Offices:     Georgia Offices:     Georgia Offices:     Louisiana Offices:
---------------      ---------------      ---------------      -----------------
Alexander City       Buford               Lawrenceville        New Iberia
Andalusia            Butler               Madison              Pineville
Arab                 Cairo                Manchester
Athens               Calhoun              McDonough            Mississippi Offices:
Bessemer             Canton               McRae                -------------------
Birmingham           Carrollton           Milledgeville        Bay St. Louis
Clanton              Cartersville         Monroe               Carthage
Cullman              Cedartown            Montezuma            Columbia
Decatur              Chatsworth           Monticello           Grenada
Dothan               Clarkesville         Moultrie             Gulfport
Enterprise           Claxton              Nashville            Hattiesburg
Fayette              Clayton              Newnan               Hazlehurst
Florence             Cleveland            Perry                Jackson
Gadsden              Cochran              Pooler               Kosciusko
Geneva               Commerce             Richmond Hill        Magee
Hamilton             Conyers              Rome                 McComb
Huntsville           Cordele              Royston              Pearl
Jasper               Cornelia             Sandersville         Picayune
Madison              Covington            Savannah
Moulton              Cumming              Statesboro           North Carolina Offices:
Muscle Shoals        Dallas               Swainsboro           ----------------------
Opp                  Dalton               Sylvania             Monroe
Ozark                Dawson               Sylvester            Pineville
Pelham               Douglas              Thomaston
Prattville           Douglasville (2)     Thomson              South Carolina Offices:
Russellville (2)     Eastman              Tifton               ----------------------
Scottsboro           Elberton             Toccoa               Aiken
Selma                Ellijay              Valdosta (2)         Anderson
Sylacauga            Forsyth              Vidalia              Cayce
Troy                 Fort Valley          Warner Robins        Clemson
Tuscaloosa           Gainesville          Washington           Columbia
Wetumka              Garden City          Waycross             Conway
                     Georgetown           Waynesboro           Easley
Georgia Offices:     Glennville           Winder               Florence
---------------      Greensboro                                Gaffney
Adel                 Griffin (2)          Louisiana Offices:   Greenville
Albany               Hartwell             -----------------    Greenwood
Alma                 Hawkinsville         Alexandria           Greer
Americus             Hazlehurst           Crowley              Lancaster
Arlington            Hinesville           DeRidder             Laurens
Athens (2)           Hogansville          Franklin             Marion
Bainbridge           Jackson              Jena                 Newberry
Barnesville          Jasper               Lafayette            Orangeburg
Baxley               Jefferson            Leesville            Rock Hill
Blakely              Jesup                Marksville           Seneca
Blue Ridge           LaGrange             Natchitoches         Spartanburg
Bremen               Lavonia                                   Union
Brunswick                                                      York

                                 DIRECTORS
                                 ---------
                            Ben F. Cheek, III
                   Chairman and Chief Executive Officer
                    1st Franklin Financial Corporation

                              Lorene M. Cheek
                                 Homemaker

                              Jack D. Stovall
                 President, Stovall Building Supplies, Inc.

                           Dr. Robert E. Thompson
                          Physician, Toccoa Clinic


                             EXECUTIVE OFFICERS
                             ------------------
                             Ben F. Cheek, III
                    Chairman and Chief Executive Officer

                              T. Bruce Childs
                   President and Chief Operating Officer

                              A. Roger Guimond
                 Vice President and Chief Financial Officer

                                Lynn E. Cox
                                 Secretary

                               Linda L. Sessa
                                 Treasurer


                                LEGAL COUNSEL
                                -------------
                        Jones, Day, Reavis & Pogue
                           3500 Sun Trust Plaza
                        303 Peachtree Street, N.E.
                       Atlanta, Georgia  30308-3242


                                  AUDITORS
                                  --------
                            Arthur Andersen LLP
                        133 Peachtree Street, N.E.
                         Atlanta, Georgia  30303